Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at December 31, 2017 and March 31, 2017

	December 31,	March 31,
	2017	2017
Assets

Current assets:
Cash and cash equivalents	$26,175,895	$15,802,363
Restricted short-term investment (note 8)	2,350,000	–
Trade and other receivables	4,792,477	13,559,469
Tax credits receivable	37,198	139,932
Prepaid expenses	313,568	684,261
Inventories (notes 4 and 5)	5,753,959	13,242,735
	39,423,097	43,428,760

Restricted short-term investment (note 8)	60,000	2,745,000
Property, plant and equipment (note 6)	41,458,208	45,864,367
Intangible assets (notes 4 and 7)	5,417,266	11,947,693
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Deferred tax assets	225,880	265,461
Other assets (notes 10 and 16 (i) and (iii))	6,269,768	65,745
Total assets	$99,757,309	$111,220,116

Liabilities and Equity

Current liabilities:
Trade and other payables	$4,852,205	$9,993,019
Loans and borrowings (note 8)	4,534,213	7,192,315
Deferred revenues	92,024	549,675
	9,478,442	17,735,009

Deferred lease inducements	281,940	326,456
Long-term payable	517,106	795,072
Loans and borrowings (note 8)	1,143	15,739,229
Unsecured convertible debentures	–	1,406,365
Other financial liabilities (note 16 (ii) and (iii))	–	417,747
Total liabilities	10,278,631	36,419,878

Equity:
Share capital (note 9)	128,298,273	127,201,343
Warrants (note 9 (d))	648,820	648,820
Contributed surplus	35,554,373	33,335,136
Accumulated other comprehensive loss	(295,300)	(427,350)
Deficit	(74,727,488)	(97,010,523)
Total equity attributable to equity holders of the Corporation	89,478,678	63,747,426

Non-controlling interest (note 10)	–	7,435,948
Subsidiary warrants, options and other equity (note 10)	–	3,616,864
Total equity attributable to non-controlling interest	–	11,052,812
Total equity	89,478,678	74,800,238

Commitments and contingencies (note 17)
Total liabilities and equity	$99,757,309	$111,220,116

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Revenue from sales	$6,810,500	$11,772,306	$19,655,984	$34,219,221
Royalty revenues	504,164	368,325	984,413	769,276
Total revenues	7,314,664	12,140,631	20,640,397	34,988,497

Cost of sales (note 5)	(5,299,684)	(8,687,765)	(14,054,719)	(25,425,075)
Other cost of sales – impairment loss on inventories (note 5)	–	–	(1,719,362)	–
	(5,299,684)	(8,687,765)	(15,774,081)	(25,425,075)
Gross margin	2,014,980	3,452,866	4,866,316	9,563,422

Research and development expenses	(5,488,648)	(1,476,017)	(10,505,864)	(5,124,549)
Research tax credits and grants	36,251	32,772	145,937	98,315
	(5,452,397)	(1,443,245)	(10,359,927)	(5,026,234)

Selling, general and administrative expenses	(3,385,169)	(5,340,792)	(11,035,172)	(12,449,314)
Other income – royalty settlement	–	13,117,000	–	13,117,000
Other income – net gain on sale of assets (note 4)	(147,397)	–	23,723,680	–
Income (loss) from operating activities	(6,969,983)	9,785,829	7,194,897	5,204,874

Gain on loss of control of subsidiary (note 10)	8,783,613	–	8,783,613	–

Finance income (note 11)	99,606	238,770	146,671	97,700
Finance costs (note 11)	(554,438)	(620,442)	(2,339,380)	(1,902,324)
Change in fair value of derivative assets and liabilities (note 16 (ii) and (iii))	35,629	(199,665)	345,340	(139,896)
	(419,203)	(581,337)	(1,847,369)	(1,944,520)
Income before income tax	1,394,427	9,204,492	14,131,141	3,260,354

Income tax (expense) recovery (note 13)	(52,778)	216,650	(39,581)	(82,876)
Net income	1,341,649	9,421,142	14,091,560	3,177,478

Other comprehensive income (loss) (that may be reclassified subsequently to net income)
Unrealized gain (loss) on available-for-sale investment (note 16 (i))	$141,230	$(38,960)	$99,835	$(112,010)
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges (note 16 (iii))	(4,967)	11,622	32,215	25,544
Total other comprehensive income (loss)	136,263	(27,338)	132,050	(86,466)

Total comprehensive income	$1,477,912	$9,393,804	$14,223,610	$3,091,012

Net income attributable to:
Equity holders of the Corporation	$4,754,781	$10,684,747	$22,283,035	$7,336,839
Non-controlling interest	(3,413,132)	(1,263,605)	(8,191,475)	(4,159,361)
Net income	$1,341,649	$9,421,142	$14,091,560	$3,177,478

Total comprehensive income attributable to:
Equity holders of the Corporation	$4,891,044	$10,657,409	$22,415,085	$7,250,373
Non-controlling interest	(3,413,132)	(1,263,605)	(8,191,475)	(4,159,361)
Total comprehensive income	$1,477,912	$9,393,804	$14,223,610	$3,091,012

Basic and diluted income per share (note 14)	$0.06	$0.14	$0.28	$0.09

Basic weighted average number of common shares (note 14)	78,667,951	77,945,548	78,539,581	77,945,548
Diluted weighted average number of common shares (note 14)	79,137,688	78,178,058	78,887,211	78,093,508

See accompanying notes to unaudited consolidated interim financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Nine-month periods ended December 31, 2017 and November 30, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive loss
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants, options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	22,283,035	22,283,035	–	(8,191,475)	(8,191,475)	14,091,560
Other comprehensive income for the period	–	–	–	–	99,835	32,215	–	132,050	–	–	–	132,050
Total comprehensive income (loss) for the period	–	–	–	–	99,835	32,215	22,283,035	22,415,085	–	(8,191,475)	(8,191,475)	14,223,610

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	781,085	–	–	–	781,085	660,611	–	660,611	1,441,696
DSU released (note 12 (b))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Share options exercised (note 12 (a))	66,000	168,860	–	(56,594)	–	–	–	112,266	–	–	–	112,266
Liability settled in shares (note 9 (a))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
Loss of control of subsidiary (note 10)	–	–	–	–	–	–	–	–	(2,739,050)	505,077	(2,233,973)	(2,233,973)
Total contributions by and distribution to equity holders	752,625	1,096,930	–	644,491	–	–	–	1,741,421	(2,078,439)	505,077	(1,573,362)	168,059

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 10 (i))	–	–	–	1,466,459	–	–	–	1,466,459	(1,466,459)	–	(1,466,459)	–
Exercise of warrants (note 10 (ii))	–	–	–	155,720	–	–	–	155,720	(71,966)	300,496	228,530	384,250
Fees related to past financing of Acasti (note 10 (iii))	–	–	–	(52,452)	–	–	–	(52,452)	–	(102,011)	(102,011)	(154,463)
Convertible debenture interest settled in shares (note 10 (iv))	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiaries	–	–	–	1,574,746	–	–	–	1,574,746	(1,538,425)	250,450	(1,287,975)	286,771

Total transactions with equity holders	752,625	1,096,930	–	2,219,237	–	–	–	3,316,167	(3,616,864)	755,527	(2,861,337)	454,830
Balance at December 31, 2017	78,721,212	$128,298,273	$648,820	$35,554,373	$(320,217)	$24,917	$(74,727,488)	$89,478,678	$–	$–	$–	$89,478,678

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Nine-month periods ended December 31, 2017 and November 30, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive income (loss)
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants and options	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,968,587	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net income (loss) for the period	–	–	–	–	–	–	7,336,839	7,336,839	–	(4,159,361)	(4,159,361)	3,177,478
Other comprehensive income (loss) for the period	–	–	–	–	(112,010)	25,544	–	(86,466)	–	–	–	(86,466)
Total comprehensive income (loss) for the period	–	–	–	–	(112,010)	25,544	7,336,839	7,250,373	–	(4,159,361)	(4,159,361)	3,091,012

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions	–	–	–	984,786	–	–	–	984,786	429,856	–	429,856	1,414,642
Total contributions by and distribution to equity holders	–	–	–	984,786	–	–	–	984,786	429,856	–	429,856	1,414,642

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 10 (v))	–	–	–	2,715,532	–	–	–	2,715,532	(2,715,532)	–	(2,715,532)	–
Total changes in ownership interest in subsidiaries	–	–	–	2,715,532	–	–	–	2,715,532	(2,715,532)	–	(2,715,532)	–

Total transactions with equity holders	–	–	–	3,700,318	–	–	–	3,700,318	(2,285,676)	–	(2,285,676)	1,414,642

Balance at November 30, 2016	77,968,587	$127,201,343	$648,820	$33,571,432	$(427,357)	$(11,505)	$(96,586,912)	$64,395,821	$3,262,806	$3,771,908	$7,034,714	$71,430,535

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Cash flows (used in) from operating activities:
Net income for the period	$1,341,649	$9,421,142	$14,091,560	$3,177,478
Adjustments:
Depreciation of property, plant and equipment	671,232	621,095	2,030,591	1,841,649
Amortization of intangible assets	180,723	275,089	743,333	648,399
Stock-based compensation	528,736	469,950	1,441,696	1,414,642
Impairment loss on inventories (note 5)	–	–	1,719,362	–
Gain on loss of control of subsidiary (note 10)	(8,783,613)	–	(8,783,613)	–
Recognition of deferred revenues	(319,769)	(32,985)	(540,029)	(364,404)
Amortization of deferred lease inducements	(14,839)	(14,839)	(44,516)	(44,517)
Net finance expense	419,203	581,337	1,847,369	1,944,520
Realized foreign exchange gain (loss)	(156,698)	146,250	(372,005)	160,623
Net gain on sale of assets, excluding transaction costs and severances (note 4)	(82,090)	–	(25,544,262)	–
Charge on settlement of liability	–	–	90,385	–
Income tax expense (recovery)	52,778	(216,650)	39,581	82,876
	(6,162,688)	11,250,389	(13,280,548)	8,861,266
Changes in operating assets and liabilities (note 15)	492,236	(11,525,745)	7,231,290	(6,593,182)
Income taxes paid	–	25,672	–	(318,695)
	(5,670,452)	(249,684)	(6,049,258)	1,949,389
Cash flows (used in) from investing activities:
Maturity of short-term investments	12,000	4,787,056	519,000	17,999,146
Acquisition of short-term investments	–	(4,725,908)	(184,000)	(15,116,531)
Proceeds on sale of assets (note 4)	–	–	43,075,587	–
Interest received	99,606	4,291	146,671	27,934
Acquisition of property, plant and equipment	(366,190)	(892,218)	(668,495)	(2,043,407)
Acquisition of intangible assets	(112,119)	(3,467)	(3,702,336)	(9,487)
Cash reduction related to loss of control of Acasti (note 10)	(2,666,122)	–	(2,666,122)	–
	(3,032,825)	(830,246)	36,520,305	857,655
Cash flows used in financing activities:
Variation of the bank line of credit	–	160,000	–	30,000
Repayment of loans and borrowings	(2,818,113)	(1,323,971)	(19,020,830)	(5,257,041)
Increase in long-term debt, net of finance costs	–	(8,723)	–	3,666,311
Interest paid	(123,998)	(501,901)	(794,942)	(1,562,021)
Penalty on debt reimbursement	–	–	(263,483)	–
Settlement of derivative swap agreements	–	–	(58,999)	–
Issuance of shares costs	–	–	(9,930)	–
Proceeds from exercise of options	112,266	–	112,266	–
Proceeds from Acasti warrants	384,250	–	384,250	–
Payment of Acasti public offering transaction costs	–	–	(380,765)	–
Payment of Acasti debt issuance transaction costs	–	–	(40,305)	–
	(2,445,595)	(1,674,595)	(20,072,738)	(3,122,751)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	147,065	83,176	(24,777)	(20,316)
Net (decrease) increase in cash and cash equivalents	(11,001,807)	(2,671,349)	10,373,532	(336,023)
Cash and cash equivalents beginning of periods	37,177,702	7,808,253	15,802,363	5,472,927
Cash and cash equivalents end of periods	$26,175,895	$5,136,904	$26,175,895	$5,136,904

Cash and cash equivalents is comprised of:
Cash	$4,668,690	$5,136,904	$4,668,690	$5,136,904
Cash equivalents	21,507,205	–	21,507,205	–

See accompanying notes to unaudited consolidated interim financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at December 31, 2017, the investment in Acasti is presented in "Other assets" in the consolidated statement of financial position (refer to note 10). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31. As a result, these financial statements and corresponding notes to financial statements include different three-month and nine-month periods: the three-month and nine-month periods ended December 31, 2017 and three-month and nine-month periods ended November 30, 2016. Financial information for the three-month and nine-month periods ended December 31, 2016 has not been included in these financial statements for the following reasons: (i) the three-month and nine-month periods ended November 30, 2016 provide a meaningful comparison for the three-month and nine-month periods ended December 31, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and nine-month periods ended December 31, 2016 were presented in lieu of results for the three-month and nine-month periods ended November 30, 2016; and (iii) it was not practicable or cost justified to prepare this information.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the thirteen-month period ended March 31, 2017.

The consolidated interim financial statements were approved by the Board of Directors on February 14, 2018.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 12);
•	Available for sale financial assets which are measured at fair value (note 16 (i));
•	Derivative hedging financial instrument which is measured at fair value (note 16 (iii)); and
•	Derivative warrant liabilities which were measured at fair value until deconsolidation of Acasti (note 16 (ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

2.	Basis of preparation (continued):

(b)	Basis of measurement (continued):

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (note 17);
•	Determining that the Corporation has de facto control over its subsidiary Acasti until December 27, 2017 (note 10); and
•	Assessing the criteria for recognition of tax assets (note 13).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (note 4).

Also, the Corporation uses it best estimate to determine the net realizable values of inventories based on obsolescence and market conditions.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

Change in accounting policies:

The following is an amendment to standards applied by the Corporation in the preparation of these consolidated interim financial statements.

Statement of Cash Flows:

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require an entity to disclose the following changes in liabilities arising from financing activities (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. In addition, if an entity provides the required disclosure with disclosures of changes in other assets and liabilities, it must disclose the changes in liabilities arising from financing activities separately from changes in those other assets and liabilities. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Corporation adopted this amendment for the annual period beginning on April 1, 2017. The Corporation will be providing additional disclosure in relation to the changes in liabilities arising from financing activities in its annual consolidated financial statements for the year ending March 31, 2018.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016, and have not been applied in preparing these consolidated interim financial statements.

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

3.	Significant accounting policies (continued):

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently assessing the extent of the impact of adoption of the amendments to the standard.

(v)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and

•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

4.	Sale of assets:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,175,466 of such proceeds was used for debt reimbursement and to pay the penalty on early repayment of $263,483 concurrent with the sale transaction and an additional $2,391,673 was repaid on October 6, 2017.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth segments such as the Green Valley medical and wellness cannabis oil extraction project, in line with its growth strategy. The krill oil manufacturing and distribution sales were $0.9 million and $3.0 million respectively during the three-month and nine-month periods ended December 31, 2017 ($6.4 million and $16.6 million for the three-month and nine-month periods ended November 30, 2016) and the gross margin, excluding the impairment loss on inventories of $1.7 million, was nominal and $1.2 million respectively during the three-month and nine-month periods ended December 31, 2017 ($2.4 million and $4.8 million for the three-month and nine-month periods ended November 30, 2016).

The Sherbrooke facility was not part of the transaction and it will be used through the development of unique extractions targeted towards high potential growth segments such as the cannabis industry. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical and wellness cannabis project at the facility as well as activities relating to exiting the bulk krill oil business. As the Sherbrooke facility was not part of the transaction, it did not qualify as discontinued operations for accounting purposes. Furthermore, management assessed the recoverable amount of the Sherbrooke facility and no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the three-month and nine-month periods ended December 31, 2017. Management will continue to reassess the recoverable amount and useful life as progress and development are made in the cannabis oil extraction project.

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

4.	Sale of assets (continued):

The following table presents a reconciliation of the net gain on sale of assets for the nine-month period ended December 31, 2017 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7,
2017

Total transaction proceeds	$43,075,587
Inventory sold	(11,185,572)
Net intangible assets sold	(5,791,710)
Other write-off of asset, severance, transaction costs and costs for activities relating to exiting the bulk krill oil business (i) (ii)	(2,374,625)
Net gain on sale of assets as presented in the statement of earnings	$23,723,680

Impairment loss on inventories – presented in cost of sales (note 5)	(1,719,362)
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursed – presented in finance costs (note 11)	(920,429)
Total impact of the transaction on the net income before tax	$21,083,889

(i)	Including non-cash write-off of assets of $554,044, $1,142,036 of employee severance and $482,219 of transaction costs.
(ii)	$147,397 of costs were recorded during the three-month period ended December 31, 2017 relating to other write-off of asset, transaction costs and costs for activities relating to exiting the bulk krill oil business (reprocessing of work in progress inventories).

5.	Inventories:

	December 31,	March 31,
	2017	2017

Raw materials	$3,971,295	$5,539,437
Work in progress	–	3,154,833
Finished goods	1,023,754	3,807,455
Supplies and spare parts	758,910	741,010
	$5,753,959	$13,242,735

For the three-month period ended December 31, 2017, the cost of sales of $5,299,684 ($8,687,765 for the three-month period ended November 30, 2016) was comprised of inventory costs of $5,166,907 ($8,600,071 for the three-month period ended November 30, 2016) which consisted of raw materials, consumables and changes in work in progress and finished goods and other costs of $132,777 ($87,694 for the three-month period ended November 30, 2016).

For the nine-month period ended December 31, 2017, the cost of sales of $15,774,081 ($25,425,075 for the nine-month period ended November 30, 2016) was comprised of inventory costs of $13,638,581 ($25,210,348 for the nine-month period ended November 30, 2016) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $416,138 ($214,727 for the nine-month period ended November 30, 2016) and impairment loss on inventories of $1,719,362 (nil for the nine-month period ended November 30, 2016).

Finished goods and work in progress inventories with a carrying value of $11,185,572 was sold to Aker BioMarine during the nine-month period ended December 31, 2017. Furthermore, the impairment loss on inventories of $1,719,362, was recorded for the nine-month period ended December 31, 2017 on raw materials after the sale of assets transaction and is all related to the nutraceutical segment. See note 4.

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total
Net carrying amounts:
March 31, 2017	$228,630	$20,394,915	$24,925,082	$193,053	$122,687	$45,864,367
December 31, 2017	228,630	19,771,778	21,197,511	159,233	101,056	41,458,208

A significant portion of the Corporation’s land and building and building components as well as the plant equipment relates to the Sherbrooke facility which used to manufacture bulk krill oil. This manufacturing operation has ceased with the sale of assets transaction. Refer to note 4.

The Corporation lost control of Acasti on December 27, 2017 (note 10). Acasti’s property and equipment amounted to $2,781,794 on loss of control are no longer consolidated.

7.	Intangible assets:

	Non-compete	Customer		License
	agreements	relationship	Patents	agreements	Trademarks	Total
Net carrying amounts:
March 31, 2017	$235,000	$3,588,500	$624,019	$7,336,948	$163,226	$11,947,693
December 31, 2017	136,000	3,281,600	–	1,999,666	–	5,417,266

Intellectual property with a net carrying amount of $5,791,710 ($609,315 for patents, $5,015,325 for license agreements and $167,070 for trademarks) was sold to Aker BioMarine during the nine-month period ended December 31, 2017. Refer to note 4.

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	December 31, 2017	March 31, 2017

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, bearing interest at 8%, reimbursed during the period.	$–	$8,347,506
Loan, bearing interest at prime rate plus 2.5% (plus 3.25% before October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 until November 2018, with a final payment of $3,314,276 on December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investment as pledge for the loan. Amounts received are net of transaction costs of $197,789.	4,154,668	5,429,852
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, reimbursed during the period.	–	3,562,814
Balance of purchase price due to previous owners of Biodroga. An amount of $355,346 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to September 2018, with a final payment of $74,096 in December 2018. An amount of $2,501,016 bearing interest at 7% was reimbursed during the period. Payments under these agreements are only payable if covenants on the loan at prime plus 2.5% above are respected.	355,346	3,202,612
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000, without collateral or interest, reimbursed during the period.	–	2,344,116
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly installments of $2,345, maturing in November 2018 and March 2019.	25,342	44,644

	4,535,356	22,931,544
Less current portion of loans and borrowings	4,534,213	7,192,315
Loans and borrowings	$1,143	$15,739,229

The Corporation has an authorized bank line of credit of $1,800,000 (expiring on August 31, 2018), of which $1,800,000 was available as at December 31, 2017.

Some of the proceeds resulting from the transaction with Aker BioMarine were used to completely reimburse the loan from IQ, the loan in GBP and the refundable contribution obtained from a federal program, and also to reduce balance of purchase price during the nine-month period ended December 31, 2017. See note 4.

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

9.	Capital and other components of equity:

(a)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issue costs related to this transaction amounted to $9,930 and were recorded against share capital.

(b)	DSUs released:

On August 9, 2017 and August 16, 2017, Neptune respectively issued 34,965 and 20,979 common shares of the Corporation to members of the Board of Directors at a price of $1.43 per common share for past services.

(c)	Share options exercised:

During the three-month period ended December 31, 2017, Neptune issued 66,000 common shares of the Corporation at a weighted average exercise price of $1.70 per common share for a total cash consideration of $112,266.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at December 31, 2017 and March 31, 2017:

		December 31, 2017		March 31, 2017

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.

10.	Non-controlling interests ("NCI"):

Before Acasti’s latest public financing which occurred on December 27, 2017, Neptune owned 33.96% of Acasti’s shares and had determined it had de facto control over and therefore consolidated Acasti. After the financing and as at December 31, 2017, the ownership interest of the Corporation in Acasti went down to 20.39% and 12.12% on a fully diluted basis (34.45% and 23.28% as at March 31, 2017). Therefore, management has determined that the Corporation lost the de facto control of the subsidiary.

On that date, the Corporation ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining non-controlling investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $6,079,271 or $1.20 per share as at December 27, 2017. This investment was measured using a level 1 input. The difference between the fair value of the investment and the book value of Acasti’s net assets and related non-controlling interest was recognized in the statement of earnings as a gain on loss of control of $8,783,613. The Corporation ceased to consolidate Acasti’s results from that date. Acasti represents the Cardiovascular segment (note 18).

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

10.	Non-controlling interests ("NCI") (continued):

The following table presents a reconciliation of the gain on loss of control for the three-month and nine-month periods ended December 31, 2017:

December 27,
2017

Investment in Acasti at fair value	$6,079,271
Non-controlling interest	2,233,973
Acasti’s assets before deconsolidation	(7,143,171)
Acasti’s liabilities before deconsolidation	7,613,540
Gain on loss of control of Acasti	$8,783,613

As at December 31, 2017, the investment in Acasti is presented in “Other assets” in the consolidated statement of financial position. The fair value of the investment remains unchanged from the date of loss of control. On January 22, 2018, Acasti issued additional overallotment shares pursuant to its December 27, 2017 financing, which brought the Corporation’s ownership interest to 19.78%. Following these events, the Corporation concluded it does not have significant influence over Acasti.

The loss of control is a non-cash transaction excluded from the consolidated statement of cash flows, except for the cash reduction related to the cash position of Acasti on the date of loss of control.

Prior to this transaction, changes in ownership interest in the subsidiary that did not result in a loss of control were accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments were recognized in equity.

During the nine-month period ended December 31, 2017, prior to the loss of control on December 27, 2017, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($1,466,459);
(ii)	Acasti issued shares resulting from the exercise of Series 2017 – Broker warrants, which impacted the non-controlling interest for an amount of $228,530;
(iii)	Acasti settled financing fees related to past financing, which impacted the non-controlling interest for an amount of ($102,011);
(iv)	Acasti issued shares to settle convertible debentures interest, which impacted the non-controlling interest for an amount of $51,965.

During the nine-month period ended November 30, 2016, the Corporation’s participation in Acasti changed as follows:

(v)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($2,715,532).

11.	Finance income and finance costs:

(a)	Finance income :

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Interest income	$99,606	$3,796	$146,671	$27,255
Foreign exchange gain	–	234,974	–	70,445
Finance income	$99,606	$238,770	$146,671	$97,700

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

11.	Finance income and finance costs (continued):

(b)	Finance costs :

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016
Interest charges and other finance costs	$(97,725)	$(620,442)	$(972,413)	$(1,902,324)
Interest expense on unsecured convertible debentures	(92,047)	–	(275,140)	–
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursed (note 4)	(355,033)	–	(920,429)	–
Foreign exchange loss	(9,633)	–	(171,398)	–
Finance costs	$(554,438)	$(620,442)	$(2,339,380)	$(1,902,324)

12.	Share-based payment:

At December 31, 2017, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Day prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan. The total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

12.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan:

The number and weighted average exercise prices of stock options are as follows:

	2017		2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at April 1, 2017 and March 1, 2016	$1.92	3,765,000	$2.50	4,242,025
Granted (i)	1.90	7,501,980	1.54	881,000
Exercised (note 9 (c))	1.70	(66,000)	–	–
Forfeited	1.54	(816,435)	2.71	(406,461)
Expired	2.91	(210,000)	3.39	(218,599)
Options outstanding at December 31, 2017 and November 30, 2016	$1.92	10,174,545	$2.24	4,497,965

Options exercisable at December 31, 2017 and November 30, 2016	$1.96	2,370,667	$2.58	2,670,964

(i)	Of the 7,501,980 options granted, 2,095,333 options have restrictions on their exercise subject to shareholder approval as required by the rules of the Toronto Stock Exchange.

The fair value of options granted, excluding 2,095,333 options which have restrictions on their exercise subject to shareholder approval for the nine-month period ended December 31, 2017, has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Nine-month period ended December 31,	Nine-month period ended November 30,
	2017	2016

Exercise price	$1.87	$1.54
Share price	$1.79	$1.54
Dividend	–	–
Risk-free interest	1.47%	0.67%
Estimated life	3.90 years	3.50 years
Expected volatility	48.63%	49.46%

The weighted average fair value of the options granted to employees during the nine-month period ended December 31, 2017 is $0.68 ($0.56 for the nine-month period ended November 30, 2016).

Stock-based compensation recognized under this plan amounted to $233,630 and $530,686, respectively, for the three-month and nine-month periods ended December 31, 2017 ($174,515 and $557,119 for the three-month and nine-month periods ended November 30, 2016).

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

12.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

	2017		2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at April 1, 2017 and March 1, 2016	$1.55	475,000	$1.55	625,000
Forfeited	1.55	(150,000)	1.55	(150,000)
Options outstanding at December 31, 2017 and November 30, 2016	$1.55	325,000	$1.55	475,000

Options exercisable at December 31, 2017 and November 30, 2016	$1.55	108,333	$–	–

On January 17, 2018, all performance options were exercisable.

Stock-based compensation recognized under this plan amounted to ($34,545) and ($17,485), respectively, for the three-month and nine-month periods ended December 31, 2017 ($48,618 and $122,825 for the three-month and nine-month periods ended November 30, 2016).

(b)	Corporation Deferred Share Units (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2017		2016
	Weighted average market price	Number of DSUs	Weighted average market price	Number of DSUs

DSUs outstanding at April 1, 2017 and March 1, 2016	$1.60	425,354	$1.72	75,000
Granted	1.27	201,342	1.57	350,354
Released through the issuance of common shares (note 9 (b))	1.43	(55,944)	–	–
DSUs outstanding at December 31, 2017 and November 30, 2016	$1.50	570,752	$1.60	425,354

DSUs exercisable at December 31, 2017 and November 30, 2016	$1.50	356,630	$1.64	189,306

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

12.	Share-based payment (continued):

(b)	Corporation Deferred Share Units (‘’DSUs’’) (continued):

Out of the 570,752 DSUs outstanding as at December 31, 2017, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, 72,164 DSUs vest upon services to be rendered during a period of twelve months from date of grant, 263,588 vested DSUs were granted for past services and 75,000 DSUs were in compensation for consulting services rendered by a member of the Board of Directors and have vested in full. However, the shares will be delivered when the consultant ceases to be a member of the board. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the nine-month period ended December 31, 2017 was $1.27 ($1.57 for the nine-month period ended November 30, 2016) per unit.

Stock-based compensation recognized under this plan amounted to ($127) and $267,884, respectively, for the three-month and nine-month periods ended December 31, 2017 ($91,684 and $304,842 for the three-month and nine-month periods ended November 30, 2016).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	2017		2016
	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants

Warrants outstanding at April 1, 2017 and March 1, 2016	$21.50	24,174	$12.84	292,047
Forfeited	21.50	(465)	11.86	(129,122)
Expired	21.50	(23,709)	12.25	(138,751)
Warrants outstanding and exercisable at December 31, 2017 and November 30, 2016	$–	–	$21.50	24,174

(d)	Acasti stock option plan

Stock-based compensation recognized under Acasti’s stock option plan amounted to $329,779 and $660,611, respectively, for the three-month and nine-month periods ended December 31, 2017 ($155,133 and $429,856 for the three-month and nine-month periods ended November 30, 2016). The amounts for the nine-month periods ended December 31, 2017 and November 30, 2016 are included in the ‟share-based payment transactions’’ of the equity attributable to non-controlling interest.

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

13.	Income tax (expense) recovery:

Income tax recognized in income or loss:

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Deferred tax (expense) recovery	$(52,778)	$216,650	$(39,581)	$(82,876)

Income tax (expense) recovery	$(52,778)	$216,650	$(39,581)	$(82,876)

The deferred income tax recovery (expense) for three-month and nine-month periods ended December 31, 2017 and November 30, 2016, results from the (utilization) or recognition of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016. No tax expense is recognized on the net gain on sale of assets described in note 4 or on the taxable temporary difference on the investment in Acasti on change of control, as the determined tax impacts will be completely offset by previously unrecognized deferred tax assets.

14.	Income per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Weighted average number of voting shares	78,667,951	77,945,548	78,539,581	77,945,548
Dilutive effect of deferred share units	393,790	232,510	347,630	147,960
Dilutive effect of stock options	75,947	–	–	–
Weighted average number of diluted shares	79,137,688	78,178,058	78,887,211	78,093,508

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	10,270,573	5,907,139	11,453,434	5,990,758

Stock options, deferred share units and warrants could be dilutive in the future.

19

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

15.	Supplemental cash flow disclosure:

(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Trade and other receivables	$(1,253,723)	$(9,807,733)	$11,345,867	$(6,313,434)
Tax credits receivable	122,693	98,691	121,220	41,237
Prepaid expenses	(952,594)	(17,425)	(922,068)	482,965
Inventories	347,136	1,024,439	(5,416,158)	4,118,891
Trade and other payables	2,157,991	(3,184,992)	2,020,051	(5,429,737)
Deferred revenues	70,733	361,275	82,378	506,896
Changes in operating assets and liabilities	$492,236	$(11,525,745)	$7,231,290	$(6,593,182)

(b)	Non-cash transactions:

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Acquired property, plant and equipment included in trade and other payables	$(119,000)	$297,679	$45,949	$324,014
Intangible assets included in trade and other payables	(1,740)	6,181,714	267,377	6,182,603
Intangible assets included in long-term payable	(110,379)	–	517,106	–
Liability settlement in shares	–	–	858,000	–
Convertible debenture interest paid in shares of subsidiary	–	–	56,984	–

16.	Financial Instruments:

Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2017 and March 31, 2017 are the investment in BlueOcean Nutrascience Inc. (“BlueOcean”), the derivative warrant liabilities until December 27, 2017 and derivative swap agreements.

(i)	Other investment:

In October 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean on the signing of a license agreement. In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean. The Corporation measures its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $165,580 or $0.34 per share as at December 31, 2017 ($65,745 or $0.135 as at March 31, 2017). The change in fair value amounted to a gain of $141,230 and $99,835, respectively, for the three-month and nine-month periods ended December 31, 2017 (a loss of $39,379 and $115,990 for the three-month and nine-month periods ended November 30, 2016) accounted for through other comprehensive income or loss. In January 2018, all units of BlueOcean held by Neptune were sold for total proceeds of $103,275.

20

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

16.	Financial Instruments (continued):

Financial instruments – carrying values and fair values (continued):

(ii)	Derivative warrant liabilities:

Warrants issued as part of a public offering of units of Acasti composed of Class A shares and Class A share purchase warrants of Acasti in 2014 are derivative liabilities for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency until December 27, 2017, date of loss of control.

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the derivative warrant liabilities was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	December 27,	March 31,
	2017	2017

Exercise price (1)	US$ 1.50	US$ 1.50
Share price (1)	US$ 0.94	US$ 1.36
Dividend	–	–
Risk-free interest	1.75%	1.22%
Estimated life	0.92 year	1.68 years
Expected volatility	113.43%	108.35%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.01 per share issuable as at December 27, 2017 ($0.11 per share issuable as at March 31, 2017).

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at December 31, 2017 and March 31, 2017 is presented in the following table:

	December 31,	March 31,
	2017	2017

Opening balance at April 1, 2017 and March 1, 2016	$202,610	$151,343
Change in fair value (gain) loss	(189,001)	51,267
Loss of control of subsidiary (note 10)	(13,609)	–
Closing balance at December 31, 2017 and March 31, 2017	$–	$202,610

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

16.	Financial Instruments (continued):

Financial instruments – carrying values and fair values (continued):

(iii)	Derivative swap agreements:

	December 31,	March 31,
	2017	2017

Non-current asset
Interest rate swap contract	$24,917	$–
	$24,917	$–

Non-current liability
Cross currency swap contract	$-	$207,839
Interest rate swap contract	-	7,298
	$-	$215,137

The Corporation used currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short-term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value.

The change in fair value of these cross currency swaps amounted to nil and a gain of $156,339 for the three-month and nine-month periods ended December 31, 2017 respectively and is accounted for in change in fair value of derivative assets and liabilities. The cross currency swaps were cancelled and settled for $58,999 following the transaction with Aker BioMarine (see note 4).

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		December 31,	March 31,
	%	amount	Maturity	2017	2017

Interest rate swap agreement	2.94	$4,084,817	Dec. 27, 2018	$24,917	$7,298

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net income.

22

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

16.	Financial Instruments (continued):

Financial instruments – carrying values and fair values (continued):

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

17.	Commitments and contingencies:

(a)	Commitments:

(i)	As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a specialty ingredient. According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years. In addition, Neptune has to pay royalties on sales.

(ii)	A capital expenditure of $5,000,000 was approved by the Board of the Corporation to make the Sherbrooke facility ready and compliant for the extraction of cannabis oil. As at December 31, 2017, Neptune signed various capital expenditure contracts amounting to $2,392,289.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated interim financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)	Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual installments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)	The Corporation initiated arbitration against a customer that owed $5,000,000 (US$3,700,000). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no additional provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at December 31, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

23

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

18.	Operating segments:

The Corporation had two reportable segments until the loss of control of subsidiary on December 27, 2017, which were the Corporation’s strategic business units. As at December 31, 2017, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance, as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved. The reportable segment assets of the Cardiovascular segment as at December 31, 2017 consists of the investment in Acasti (note 10).

Three-month period ended December 31, 2017:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$7,314,664	$–	$–	$7,314,664
Gross margin	2,014,980	–	–	2,014,980

Research and development expenses (i)	(1,784,964)	(4,284,391)	580,707	(5,488,648)
Research tax credits and grants	12,399	23,852	–	36,251
Selling, general and administrative expenses	(2,477,185)	(907,984)	–	(3,385,169)
Other income – net gain on sale of assets	(147,397)	–	–	(147,397)
Loss from operating activities	(2,382,167)	(5,168,523)	580,707	(6,969,983)

Gain on loss of control of subsidiary	8,783,613	–	–	8,783,613

Finance income	90,933	8,673	–	99,606
Finance costs	(487,337)	(67,101)	–	(554,438)
Change in fair value of derivative assets and liabilities	–	37,266	(1,637)	35,629
Income (loss) before income tax	6,005,042	(5,189,685)	579,070	1,394,427

Income taxes	(52,778)	–	–	(52,778)
Net income (loss)	5,952,264	(5,189,685)	579,070	1,341,649

Depreciation and amortization	(762,437)	(670,225)	580,707	(851,955)
Stock-based compensation	(198,957)	(329,779)	–	(528,736)
Reportable segment assets	93,678,038	6,079,271	–	99,757,309
Reportable segment liabilities	10,278,631	–	–	10,278,631

(i)	These research and development expenses of the Nutraceutical segment include $1,730,308 of costs associated to the cannabis business.

24

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

18.	Operating segments (continued):

Three-month period ended November 30, 2016:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$12,251,873	$1,258	$(112,500)	$12,140,631
Gross margin	3,450,378	1,258	1,230	3,452,866

Research and development expenses	(348,849)	(1,707,875)	580,707	(1,476,017)
Research tax credits and grants	9,354	23,418	–	32,772
Selling, general and administrative expenses	(4,511,700)	(829,092)	–	(5,340,792)
Other income – royalty settlement	13,117,000	–	–	13,117,000
Income (loss) from operating activities	11,716,183	(2,512,291)	581,937	9,785,829

Finance income	126,144	118,637	(6,011)	238,770
Finance costs	(625,208)	(1,245)	6,011	(620,442)
Change in fair value of derivative assets and liabilities	(197,786)	(1,941)	62	(199,665)
Income (loss) before income tax	11,019,333	(2,396,840)	581,999	9,204,492

Income taxes recovery	216,650	–	–	216,650
Net income (loss)	11,235,983	(2,396,840)	581,999	9,421,142

Depreciation and amortization	(856,355)	(620,536)	580,707	(896,184)
Stock-based compensation	(314,817)	(155,133)	–	(469,950)
Reportable segment assets	101,628,355	21,588,747	(13,175,563)	110,041,539
Reportable segment liabilities	36,807,866	1,819,202	(16,064)	38,611,004

25

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

18.	Operating segments (continued):

Nine-month period ended December 31, 2017:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$20,640,397	$-	$-	$20,640,397
Gross margin	4,866,316	-	-	4,866,316

Research and development expenses (i)	(2,572,360)	(9,675,625)	1,742,121	(10,505,864)
Research tax credits and grants	61,818	84,119	-	145,937
Selling, general and administrative expenses	(8,273,694)	(2,761,478)	-	(11,035,172)
Other income – net gain on sale of assets	23,723,680	-	-	23,723,680
Income (loss) from operating activities	17,805,760	(12,352,984)	1,742,121	7,194,897

Gain on loss of control of subsidiary	8,783,613	-	-	8,783,613

Finance income	108,034	38,637	-	146,671
Finance costs	(1,983,968)	(355,412)	-	(2,339,380)
Change in fair value of derivative assets and liabilities	156,339	195,740	(6,739)	345,340
Income (loss) before income tax	24,869,778	(12,474,019)	1,735,382	14,131,141

Income taxes	(39,581)	-	-	(39,581)
Net income (loss)	24,830,197	(12,474,019)	1,735,382	14,091,560

Depreciation and amortization	(2,511,026)	(2,005,019)	1,742,121	(2,773,924)
Stock-based compensation	(781,085)	(660,611)	-	(1,441,696)
Reportable segment assets	93,678,038	6,079,271	-	99,757,309
Reportable segment liabilities	10,278,631	-	-	10,278,631

(i)	These research and development expenses of the Nutraceutical segment include $1,730,308 of costs associated to the cannabis business.

26

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

18.	Operating segments (continued):

Nine-month period ended November 30, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$35,093,200	$7,797	$(112,500)	$34,988,497
Gross margin	9,554,395	7,797	1,230	9,563,422

Research and development expenses	(1,118,952)	(5,747,718)	1,742,121	(5,124,549)
Research tax credits and grants	28,062	70,253	–	98,315
Selling, general and administrative expenses	(10,197,830)	(2,251,484)	–	(12,449,314)
Other income – royalty settlement	13,117,000	–	–	13,117,000
Income (loss) from operating activities	11,382,675	(7,921,152)	1,743,351	5,204,874

Finance income	226,505	(39,652)	(89,153)	97,700
Finance costs	(1,975,572)	(15,905)	89,153	(1,902,324)
Change in fair value of derivative assets and liabilities	(233,160)	96,365	(3,101)	(139,896)
Income (loss) before income tax	9,400,448	(7,880,344)	1,740,250	3,260,354

Income taxes	(82,876)	–	–	(82,876)
Net income (loss)	9,317,572	(7,880,344)	1,740,250	3,177,478

Depreciation and amortization	(2,388,711)	(1,843,458)	1,742,121	(2,490,048)
Stock-based compensation	(984,786)	(429,856)	–	(1,414,642)
Reportable segment assets	101,628,355	21,588,747	(13,175,563)	110,041,539
Reportable segment liabilities	36,807,866	1,819,202	(16,064)	38,611,004

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

27

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

19.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016:

	Three-month periods ended		Nine-month periods ended
	December 31,	November 30,	December 31,	November 30,
	2017	2016	2017	2016

Short-term benefits	$820,912	$609,353	$2,744,588	$1,962,810
Share-based compensation costs	413,924	393,089	1,142,885	1,158,677
	$1,234,836	$1,002,442	$3,887,473	$3,121,487

28